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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*

                             Lorus Therapeutics Inc.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                                  Common Stock
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    544192107
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                 Herbert Abramson
                      22 St. Clair Avenue East, 18th Floor
                            Toronto, Ontario, Canada
                                     M4T 2S3
                                 (416) 361-1498
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       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                          NOTICES AND COMMUNICATIONS)

                                 August 7, 2008
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 544192107
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Technifund Inc.
     I.R.S. Identification No. -- Not Applicable
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)       [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ontario, Canada
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                        7    SOLE VOTING POWER
  NUMBER OF                  47,986,548
   SHARES               --------------------------------------------------------
BENEFICIALLY            8    SHARED VOTING POWER
  OWNED BY                   0
    EACH                --------------------------------------------------------
  REPORTING             9    SOLE DISPOSITIVE POWER
   PERSON                    47,986,548
    WITH                --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     47,986,548
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     18.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     HC
--------------------------------------------------------------------------------
                                   *See Item 5

CUSIP No. 544192107
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Herbert Abramson
     I.R.S. Identification No. -- Not Applicable
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)       [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Canadian
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
  NUMBER OF                  55,807,820
   SHARES               --------------------------------------------------------
BENEFICIALLY            8    SHARED VOTING POWER
  OWNED BY                   0
    EACH                --------------------------------------------------------
  REPORTING             9    SOLE DISPOSITIVE POWER
   PERSON                    55,807,820
    WITH                --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     55,807,820
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     21.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------
                                   *See Item 5

     This Amendment No. 5 (the "Amendment") with respect to the Common Stock of Lorus Therapeutics Inc. (the "Issuer") amends and supplements the Schedule 13D, as amended (the "Schedule 13D"), which was originally filed on July 23, 2007. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The purchase price of the Common Stock reported in this Schedule 13D was CDN$11,681,112. The Common Stock to which this Schedule 13D relates was purchased using working capital, in respect of shares purchased by Technifund, and personal funds in respect of shares purchased by Abramson.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of the close of business on August 7, 2008, the Reporting Persons' beneficial ownership of Common Stock was 55,807,820 shares. Of this amount, 7,821,272 shares of Common Stock (including warrants exercisable into 1,396,689 shares of Common Stock and options exercisable into 150,000 shares of Common Stock) were held by Abramson directly and 47,986,548 shares of Common Stock (including warrants exercisable into 7,159,616 shares of Common Stock) were held by Technifund directly.

(b) The responses of the Reporting Persons to Items 7 through 13 on the cover pages are incorporated herein by reference. All responses reflect the beneficial ownership as of the close of business on August 7, 2008. Abramson exercises sole voting and dispositive power over shares held by him and Technifund. Technifund exercises sole voting and dispositive power over the shares held by it. it.

(c) Information with respect to all transactions in the Common Stock beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Exhibit A attached hereto and incorporated herein by reference.

(d) Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported in this Schedule 13D.

(e) Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A Schedule of Transactions in Common Stock of the Issuer

Exhibit B Joint Filing Agreement, dated July 31, 2007, by and between Abramson and Technifund*

--------------------------------------------------------------------------------

* Previously filed with the Schedule 13D on July 23, 2007.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED AUGUST 14, 2008
                                                     /s/ HERBERT ABRAMSON
                                                     --------------------
                                                     Herbert Abramson

                                                     TECHNIFUND INC.

                                                     By: /s/ HERBERT ABRAMSON
                                                     ------------------------
                                                     Name: Herbert Abramson
                                                     Title: President